

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 21, 2009

Mr. Peter A. Darbee
President and Chief Executive Officer
PG&E Corporation
Pacific Gas and Electric Company
One Market, Spear Tower
Suite 2400
San Francisco, California 94105

       RE: **PG&E Corporation**
              Pacific Gas and Electric Company
              Form 10-K For the Fiscal Year Ended December 31, 2008
              Filed February 24, 2009
              File No. 1-12609 and 1-2348

Dear Mr. Darbee:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended December 31, 2008

Exhibit 13

Consolidated Financial Statements, page 46

Notes to the Consolidated Financial Statements, page 57

1.   Please describe the most significant restrictions on the payment of dividends by
        PG&E Corporation and Pacific Gas and Electric Company and the amount of
        retained earnings or net income of each company restricted or free of restrictions.
        Refer to Rule 4-08(e)(1) of Regulation S-X. In addition, please disclose the
        amount of restricted net assets, as defined in Rule 4-08(3) of Regulation S-X, of
        Pacific Gas and Electric Company as of the end of the most recently completed
        fiscal year. Refer to paragraph Rule 4-08(e)(3)(ii) of Regulation S-X.

Note 9: Earnings Per Share, page 74

2.   It appears that use of the if-converted method for the convertible subordinated
        notes in computing diluted earnings per share would be dilutive to your basic
        earnings per share computations using the two-class method. Please provide us
        with an analysis showing dividends paid to common stockholders and the
        participating convertible notes and your allocations of undistributed income
        available to common shareholders to common stockholders and participating
        securities for each year. If the use of the if-converted method is anti-dilutive
        please show us your computations for each year. Refer to Issue 6 of EITF 03-6.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments. Please submit your response letter on EDGAR.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Peter A. Darbee
PG&E Corporation
Pacific Gas and Electric Company
July 21, 2009
Page 3

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief